04 MAR 16 AM 7:21

SembCorp Industries

Rule 12g3-2(b) File No. 825109

3 March 2004

04010591

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

Dlw 3/16

SEMBCORP INDUSTRIES LTD

SembCorp Industries Disposes of Entire Equity Stake in Thai Leasing Company

SembCorp Industries wishes to announce that its wholly-owned subsidiary, Singapore Technologies Industrial Corporation Ltd, has disposed of its entire 30 per cent equity interest in TSD Leasing Co., Ltd ("TSD Leasing"), a Thai leasing company. The consideration of US$100,003 was arrived at as part of a debt restructuring package/arrangement in conjunction with a new Thai investor taking over the company.

Following the divestment, SembCorp Industries ceases to hold any shareholding in TSD Leasing.

This divestment has no significant impact on SembCorp Industries' earnings and net tangible asset value per share.

None of the Directors has any interest, direct or indirect, in this transaction.

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 03/03/2004 to the SGX

SEMBCORP INDUSTRIES LTD

Final Dividend for Financial Year 2003 - Change Of Corporate Income Rate

On February 11, 2004, the Company announced the book closure date and dividend payment date for the proposed final dividend of 5 cents per ordinary share less 22% income tax in respect of the financial year ended December 31, 2003.

In the Budget Announcement on February 27, 2004, the corporate income tax rate was reduced from 22% to 20% for the year of assessment 2005.

Accordingly, payment of the Company's dividend of 5 cents per ordinary share will now be less 20% income tax instead of 22%, announced earlier.

The proposed final dividend, if approved by the shareholders at the Annual General Meeting to be held on April 30, 2004, will be paid on May 21, 2004.

By ORDER OF THE BOARD

Linda Hoon Siew Kin
Group Company Secretary
March 2, 2004

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 03/03/2004 to the SGX